SIERRA VENTURES, INC.

February 06, 2009

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 7010, 100 F Street, NE,
Washington, D.C. 20549-7010

Attention: Ms. Anne Nguyen Parker, Branch Chief

Dear Sirs:

Re: Sierra Ventures, Inc.
Registration Statement on Form S-1 Filed on February 06, 2009
File Number 333-146675

We have reviewed your comment letter dated February 03, 2009 and have the following responses. This letter provides an explanation of our response and, where applicable, quotes the amended wording. We have also provided by separate mailing a hard copy and a black-line copy of the amended filing.

Material U.S. Federal Income Tax Consequence

1.	We have deleted the first sentence of the last paragraph of this section; the paragraph now reads:

“YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE RESCISSION OFFER, IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES, INCLUDING THE TRANSACTION IN WHICH THE SHARES WERE ACQUIRED.”

Cash and Capitalization

2.

We have revised the table to show the correct November 30 period endings and well as the cumulative results from Inception on October 19, 2006 to November 30, 2008 and made three other incidental changes to this section as follows:

(a)

Paragraph two has had the sentence altered to include a reference to the fact that the number of shares issued and outstanding includes the shares subject to rescission such that the sentence now reads:

“On an actual and pro-forma basis, 8,900,000 shares of common stock are issued and outstanding including the 2,000,000 shares that are subject to rescission.”

	(b)	The last line of the quarterly statement also has been revised to indicate that the weighted average number of shares outstanding is exclusive of the shares subject to revision.

1685 H Street, No. 155, Blaine, Washington, U.S.A. 98230
Phone: (888) 755-9766 Fax: (877) 755-9766 e-mail: sierraventures@gmail.com

2.

Ms. Anne Nguyen Parker, Branch Chief,
Securities & Exchange Commission,
February 06, 2009

(c)	The sentence preceding the Balance Sheet now indicates that the table is for the quarter “and the six-months” ended November 30, 2008

Exhibit 5.1

3.	A legal opinion that satisfies the requirements of Item 601(b)(5) of Regulation S-K has been filed with the submission.

We trust that you will find this to be in order.

Yours truly,

SIERRA VENTURES, INC.

/s/ “Ian Jackson”

Ian Jackson President